UNITED STATES

                               SECURITIES AND EXCHANGE COMMISSION
                                           WASHINGTON ,    D .C . 20549



     D IVI S IO N OF
CO RP ORAT IO N FINANCE




                                                                 August 21,
2018

Liron Carmel
Chief Executive Officer
CANNAPOWDER, INC.
20 Raoul Wallenberg St.
Tel Aviv, Isreal

           Re: CANNAPOWDER, INC.
               Amendment No. 3 to Registration Statement on Form 10 Filed August 9, 2018
               File No. 000-26027

Dear Mr. Carmel:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A Filed August 9, 2018

Planned Research and Development and Current Trends, page 5

1. We note your response to prior comment 4. Please also delete the statements about tolerable safety profiles on pages 6 and 11.
2. We note your response to prior comment 3. Please expand the disclosure to indicate whether you have identified a site for your production in Israel and describe any efforts you have undertaken to design the pilot site. To the extent you are able to estimate the costs involved in establishing this site, please disclose them or explain why you are not ale to estimate them at this time. Additionally, expand the discussion of your plans to build production sires in the United States and Canada to provide your expected timeframe.
 Liron Carmel
CANNAPOWDER, INC.
August 21, 2018
Page 2
Government Regulation - United States, page 10

3. We note your response to prior comment 6 and note your disclosure on page 6 that you believe your "cannabinoid-based drugs using the powders [you] plan on developing may provide a superior treatment model for patients suffering from certain diseases, disorders and medical conditions." Please describe the FDA drug approval process. For example, the process in the United States consists of preclinical development, filing of an IND, phase I trials, phase II trials, phase III trials, and submission of an NDA. See also
      https://www.fda.gov/newsevents/publichealthfocus/ucm421163.htm.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at 202-551-3649 or Sharon Blume at 202-551-3474
if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameLiron Carmel
                                                           Division of
Corporation Finance
Comapany NameCANNAPOWDER, INC.
                                                           Office of Healthcare
& Insurance
August 21, 2018 Page 2
cc:       Rich Rubin
FirstName LastName